Friess Associates observations for clients anBrandywine Funds shareholders
December 31, 2009

Less Guesswork, More Homework

As recently as six months ago interviews with scores of company management teams revealed to us a pervasive attitude when it came to inventory levels: Keep them low. Nobody wanted to risk getting stuck with excess product amid slack demand.

Inventory channels in most industries remain lean, but more executives these days tell us they are managing their businesses with an aim toward minimizing a different kind of risk. With increasing frequency companies are reporting that they want to avoid the risk of missing sales due to inadequate inventory.

After an extended absence, visibility is gradually making a comeback. Somewhere between the lows of the credit crisis and the highs of the stimulus-charged climate that followed, companies became better able to gauge customer demand. As a result, investors begin a new year in an environment likely to provide more tangible signals to use in making reasoned investment decisions. Guesswork seemed to go a long way in 2009. We think homework will yield the best results in 2010.

Steep market declines like the one that opened 2009 are often followed by sharp rallies led by companies with sketchy outlooks as investors seek quick profits by betting that the stocks most punished in the downturn will reach a new and higher equilibrium. In what we’re sure you will agree is an understatement, this creates frustrating conditions for investors who make heavily researched investment decisions based on individual-company fundamentals.

As we’ve seen, this “low-quality trade” can be pronounced. The good news is it cannot be sustained. By emphasizing one group, market participants create disparity. We believe the current disparity spells opportunity for earnings-driven investors like us. Others agree.

“Junk rallies evidently have their limits, and, as such, we see change to the underlying character of the current rally. Specifically, we are predicting a material shift in leadership from multiple expansion stories to ones that are linked tightly to earnings growth,” wrote Morgan Stanley in its October report “Changing of the Guard.”

“If we are right,” the report continued, “this shift would be significant. Why? Because more than 100 percent of the return in global equity markets thus far in 2009 has been from P/E expansion, not earnings growth.”

The P/E expansion mentioned occurred as prices, representing the “P” in P/E, or price-to-earnings ratio, soared without a commensurate rise in the “E,” representing earnings.

It was a lot easier for investors to overlook earnings growth in favor of things-are-less-bad-than-we-thought rebound stories because the earnings environment for a good part of 2009 was a work in progress. But, as the month-by-month evolution of our portfolio shows, the trend is up. The companies we’re isolating are reaching earnings growth levels that warrant attention – the dollar-weighted average 2010 earnings growth rate of the companies we hold firm-wide was two-and-a-half times greater at the end of November 2009 than it was at the beginning of the year.

Average Friess Holding’s Earnings Growth Rate On the Rise
Earnings growth rates are dollar-weighted and based on 2010 consensus earnings estimates compiled by Baseline, as of the end of each month from December 31, 2008 through November 30, 2009. Averages calculated using the total Friess Portfolio.

Earnings growth among the companies we hold continues to catch the investment community by surprise. Nearly nine out of 10 companies we hold (89 percent) met or exceeded consensus earnings estimates in their most recently reported quarter.

What’s more, given the market’s previous focus, companies with the highest earnings growth rates are priced at near parity with overall market averages. The market is not demanding much of a premium for superior growth prospects. The average company we currently hold sells at less than 16 times 2010 earnings estimates (as of November 30).

Companies we’re isolating are more in line with our historical experience in terms of earnings growth rates and price-to-earnings ratios than at any time since the financial crisis began to unfold. Likewise, visibility is considerably improved. The Wall Street Journal reported that top-down estimates it compiled of the S&P 500 Index’s 2010 per share earnings made by economists and market strategists are about $5 shy of the $77.54 estimate made by using bottom-up analyst forecasts collected by Thomson Financial. Last year at this time the level of disagreement regarding 2009 was $40 per share.

Growing consensus is a good thing for our approach. When earnings estimates are all over the map, the market’s response to companies that beat them can be just as scattered. When analysts largely agree, consensus estimates tend to be viewed as a more legitimate measuring stick. But agreement doesn’t ensure accuracy, which is at the core of what we aim to exploit by isolating companies with good prospects to top earnings estimates. We believe positive earnings surprises will pack more share-price punch in 2010.

That likely would be a favorable situation for Atheros Communications (page 4), which we believe still boasts significant upside despite its recent run. The company continued a streak of topping quarterly estimates that dates back to June 2008 with 24 percent earnings growth in the September quarter. As a low-cost maker of wireless networking chips, Atheros is a key supplier in the electronics industry’s effort to make an increasingly wireless world.

From a fundamental perspective, Atheros represents the kind of company we want to hold for more reasons than just its profitability. The company carries no long-term debt. And, thanks to its chips being used in swift-selling products such as netbooks and smart phones, Atheros enjoys a level of revenue growth that most other companies have found hard to come by over the past year. Revenues grew 13 percent to a quarterly record $157 million in the September quarter. Analysts expect the company’s growth to accelerate into 2010.

With auto dealerships closing around the country, demand for alternative sources of auto parts is picking up. Auto insurers, faced with few traditional avenues to grow profits, add momentum to the trend by embracing parts that don’t come directly from the original equipment manufacturer in an effort to reduce the cost of claims. Having acquired its largest competitor two years ago, LKQ Corp. (page 5) is now the largest nationwide provider of aftermarket collision and mechanical repair parts. Like Atheros, LKQ bucked broader trends by growing revenues throughout 2009, and the company’s growth rate is expected to increase in 2010.

While LKQ expanded through one big acquisition, Inverness Medical Innovations (page 4) has executed a series of transactions in recent years that today makes the company the world’s largest manufacturer of rapid point-of-care and at-home diagnostic tests and the second largest U.S. provider of health management services. Testing for H1N1 contributed to recent results, while changes in testing protocol for HIV and a partnership with CVS add promise to future earnings potential.

Target Corp. (page 5) took the opportunity afforded it through the economic downturn to adopt strategies designed to leverage more profit from the dollars it brings in. Each product in a Target store is under constant analysis to determine its pricing, its positioning and ultimately its tenure in an effort to maximize sales. The company is also ramping up the introduction of perishable goods to new and remodeled stores to make Target a more frequent destination for shoppers, which is already boosting customer traffic.

These and other companies we hold operate their businesses with a commitment to growth. Rather than hunker down when faced with an economic hurricane, many searched inside and out for ways to preserve their firepower as the environment worked against them. In the process, they positioned themselves for greater rewards later.

Should it work out that way for innovative companies posting real growth in the year ahead, we believe the portfolios we manage will benefit from their success. The relationship between stock prices and earnings performance always has proven resilient in the past. We look forward to maintaining our focus on solid companies with visible paths to earnings growth in 2010 and beyond.

Bill D’Alonzo
Chief Executive Officer

The Flexibility and Foresight to Drive Future Growth
- Research Team Leader John Ragard

In an early December meeting with a luxury retailer, our researchers heard something that grabbed their attention. An industry-veteran Chief Executive in the room noted that the market environment they faced going forward would be “profoundly” different. They had undergone a notable strategy shift, including new products for more cost-conscious customers, to take advantage.

We’ve had conversations with thousands of executives during the economic downturn in our efforts to understand their unique business prospects. Throughout most of 2009, many reported what economic reports confirmed: lackluster conditions that wouldn’t improve until 2010 and 2011. Most were focused on short-term fixes, like cutting costs and retaining existing customers, to keep the lights on through the rough patch.

More recently, our research work has turned up examples of companies where proactive measures position their businesses for a future that, in many cases, will be considerably different than the past. Whether it’s realizing that discounting may be a lasting retail trend or moving aggressively into the newest technologies, these are the companies that we believe will lead as the next economic cycle takes shape.

Attacking how it delivers its original product, books, has placed Friess holding Amazon.com at the forefront of a digital evolution that many believe will in ways mirror what has occurred in the music industry. Now in its second iteration, the company’s Kindle electronic book reader has become its best seller this holiday season across all product categories. Kindle’s intelligent design, attractive price and, importantly, Amazon’s massive customer base and distribution network have helped make it the first digital literary device with mass appeal.

With its first-to-market advantages, Kindle represents a multi-billion dollar opportunity for Amazon. Wall Street analysts estimate that three million Kindles were purchased this year and project Amazon’s total e-book revenue, which includes sales of books and devices, could top $1 billion in 2010. While competitors with similar technologies struggled with supply issues, November was the strongest month for Kindle shipments ever. According to Amazon, for every 100 copies of a physical book it sells, where the company has the Kindle edition it will sell 48 electronic copies. Amazon sold more e-books than physical books for the first time ever on Christmas day.

Many companies have undergone disruptions in recent years. Maxim Integrated Products is an analog microchip maker that made a bold shift in strategy a few years ago while mired in a stock option backdating scandal. The company’s analog circuits bridge the gap between real world signals and the digital world of zeros and ones. For over 25 years, Maxim focused solely on high-performance analog (HPA) chips used in industrial and telecommunications applications. HPAs require a proprietary manufacturing process, have long life cycles, and generate predictable cash streams and high margins. Two years ago, new management at the time decided to enter the high-volume, faster-growing consumer driven segments of the analog semiconductor market.

These lower-margin analog chips used in personal computers and handset devices now generate about half of Maxim’s revenue. The company’s past in high-end chip manufacturing allowed it to be among the first to integrate multiple analog functions on a single chip for consumer applications, a process more common to digital chipmakers. Increasing design wins, market share gains and a new higher-growth customer base are emerging. The current consensus estimate forecasts that Maxim will quadruple earnings in the year-ending June 2010, compared to an 81 percent decline in the year ended June 2009.

A health-care company in our portfolios provides a comprehensive solution to radiology practices, helping combat the challenging reimbursement environment they face with new capabilities for radiologists to read images at home to save costs. A value-priced retailer we own has installed a new point-of-sale system to accept payment from the Supplemental Nutrition Assistance Program, driving new store traffic. A third-party mortgage servicer gains the government as a large new customer through the Home Affordable Modification Program, due to its success transitioning trial modifications into permanent mortgages.

As the economic landscape changes, so do the growth prospects we see for individual companies. We’re finding increasing opportunities in companies climbing out of the recent recession newly positioned for growth and profitability.

Atheros Communications Inc., ATHR
The final count is expected to show that 22 million netbooks were purchased in 2009, a 70 percent increase from the year before. Atheros’ high-performance microchips will help roughly half of these inexpensive, scaled-down laptops access the Internet.

Nasdaq-listed Atheros Communications Inc. focuses on the development of Wi-Fi wireless networking chips. Its products enable personal computers, video game consoles, mobile phones and other devices to connect to the Internet over wireless local area networks. Customers include leading computer makers, handset manufacturers, network service providers, consumer equipment manufacturers and video game console builders. Atheros also makes Ethernet wired chips and Bluetooth short-range wireless chips.

September-quarter earnings grew 24 percent, beating estimates by 21 percent. Revenues grew 13 percent, driven by a 44 percent increase in sales to computer manufacturers. Demand strengthened for the company’s new Align Wi-Fi product line designed for low-cost netbooks and laptops. Consumer segment sales more than doubled as new gaming consoles and mobile handsets incorporated the company’s connectivity chips.

Your team spoke with Chief Financial Officer Jack Lazar regarding the competitive landscape for Wi-Fi. While competitors have lost ground to Asian manufacturers, Atheros has gained share by focusing on improvements to existing technology built on a relatively inexpensive silicon platform. Gross margins increased to 48 percent in the September quarter.

Atheros’ recently completed acquisition of Intellon Corp., a developer of products that deliver high-speed communications over electrical wiring, is expected to enhance profitability as greater digital content filters into homes. It’s also pushing into handsets, where Wi-Fi and Bluetooth technologies are becoming standard.

December-quarter earnings are expected to more than triple from a year ago. Your team bought Atheros at 11 times 2010 estimates, which call for 34 percent growth.

Inverness Medical Innovations Inc., IMA
When medical conditions are caught early and treated continuously, it typically results in good outcomes and cost savings. By combining rapid diagnostic devices with health management services, Inverness helps on both sides of the equation.

NYSE-listed Inverness Medical Innovations Inc. is the world’s largest manufacturer of rapid point-of-care and at-home diagnostic tests. Following a series of recent acquisitions, it’s also the second largest domestic provider of health management services through its Alere subsidiary. Inverness focuses in the areas of cardiology, women’s health, infectious disease, oncology and drug abuse. Revenues grew 27 percent in the 12 months through September to $1.9 billion.

September-quarter earnings grew 61 percent, beating estimates by 21 percent. Quarterly sales increased 22 percent, driven by a 32 percent jump in diagnostic product revenue. Demand for flu tests as a result of the H1N1 pandemic and cardiology tests that diagnose congestive heart failure drove results.

Your team spoke to Vice President of Finance Jon Russell regarding growth opportunities for the company’s rapid HIV tests. Due to the benefits of early detection, the Centers for Disease Control now recommends routine rather than risk-based HIV testing. The company’s new HIV viral load test for earlier HIV diagnosis was rolled out in Africa earlier this year.

An alliance between CVS and Alere highlights the scalability of Inverness’ business model as it attempts to lower costs and give consumers greater control of health-care decisions. Participants will have access to services ranging from in-home monitoring devices for at-risk patients to face-to-face counseling at approximately 500 MinuteClinics and nearly 7,000 CVS locations.

Your team purchased Inverness at 12 times 2010 earnings estimates. Wall Street expects the company to grow earnings 15 percent in that period.

LKQ Corp., LKQX

With shuttered car dealers disrupting supply relationships and insurance companies under pressure to contain costs, the market for original equipment manufacturer (OEM) automotive products is leaking oil. Accounting for roughly one-third of the $53 billion wholesale parts business, alternative parts continue to make inroads, giving LKQ high-octane earnings potential.

Nasdaq-listed LKQ Corp. is the largest nationwide provider of aftermarket collision and mechanical repair parts, offering a combination of refurbished parts, recycled OEM parts and generic aftermarket parts. Products include everything from replacement wheels, bumper covers and lights to recycled engines and heavy duty truck parts. Revenues reached nearly $2 billion in the 12 months through September, up 5 percent from the prior year.

LKQ grew September-quarter earnings 16 percent, exceeding estimates. Results showed continued benefits stemming from LKQ’s acquisition two years ago of Keystone Automotive, which at the time was the second-biggest player in the aftermarket parts business. Upgraded warehouses and information systems drive better inventory management, boosting LKQ’s ability to fulfill orders.

Your team spoke with Chief Executive Officer Joe Holsten about the auto insurance industry’s growing use of alternative parts. Economic conditions make it hard for insurance companies to raise premiums or grow their customer base, leaving cost cutting as their primary avenue for profit growth. LKQ can supply alternative parts ranging from door mirrors to entire engines that yield savings from 20 to 51 percent.

Accidents happen irrespective of the economic climate, making collision repair a non-cyclical business. Likewise, cars break down mechanically when their wear dictates, and the average car in the U.S. is 10 years old. Consensus estimates predict LKQ will more than double year-over-year earnings in the December quarter, followed by 19 percent growth in 2010.

Target Corp., TGT

With stubbornly low GDP growth a distinct possibility for the foreseeable future, companies can’t count on the economic backdrop for support. From new concepts designed to increase customer traffic to managing inventory in a way that gets the most from each product, Target is employing internal strategies to continue growing profits even when the external environment isn’t much help.

NYSE-listed Target Corp. operates large-format general merchandise discount stores, which number roughly 1,700 in 48 states. Revenues reached $64.7 billion in the 12 months through October.

Target grew October-quarter earnings 18 percent, exceeding estimates by 16 percent. The company, with retail space still representing less than half of Wal-Mart’s footprint, benefited from continued store expansion. At the end of October, the company operated 59 more stores than the year before.

In the midst of an ongoing store remodeling program, Target is introducing to new and remodeled stores perishables such as produce, dairy goods and bakery items as part of its “P-Fresh” concept. Traffic patterns show immediate boosts at P-Fresh outfitted stores. At the same time, Target continues an ongoing analytical assessment of its merchandise assortment. By determining the merits of adding, retaining or deleting items in its stores, Target is able to optimize pricing while positioning its product mix to maximize sales.

Your team spoke with Chief Executive Officer Gregg Steinhafel about Target’s “Up & Up” private-label brand initiative. The brand currently has 800 products spanning 40 categories, offering national brand quality at prices about 30 percent lower than national brands. Target plans to introduce more than 100 new products to the line in 2010.

The consensus estimate forecasts Target’s January-quarter earnings growth at 38 percent. Your team bought Target at less than 14 times earnings estimates for the fiscal year ending January 2011.

Courtney Gauthier

Researcher Jenn Sparks was set to meet with a new management team at an industry conference. Along with arranging Jenn’s flight, booking her room, assembling notes on the company and scheduling the meeting, Courtney Gauthier handed Jenn a folder meant to help in this first encounter. Inside the folder were pictures of each executive scheduled to attend, giving Jenn the chance to make a good first impression at the meeting’s outset.

“Little things make a big difference, and Courtney’s ability to perform preliminary research and handle the many logistical details related to our work enables me to concentrate my efforts on conducting research interviews,” Jenn said.
Courtney is a Research Manager for Jenn. Courtney handles a multitude of tasks that allow Jenn to focus exclusively on conducting research. She arranges management meetings, schedules phone interviews with company executives, makes travel plans and handles broker contacts. Courtney also monitors brokerage ratings and breaking news on the companies for which Jenn is responsible.

Courtney’s aptitude for her work and enthusiasm for research have prompted Jenn to welcome Courtney’s input in the research process. Courtney helps coordinate the initial due diligence on potential holdings, which assists Jenn in preparing for industry conferences and meetings with research contacts.

Friess researchers share the insights they gather through a proprietary database, and it’s Courtney’s responsibility to make sure Jenn’s latest findings are made available right away. Courtney is also well versed in various software packages and other research tools, as she’s often called on to gather information for Jenn and her team.

Courtney joined Friess Associates more than six years ago, starting her time with the company as the receptionist for the Jackson Hole office. Less than a year after coming on board, her interest and an available opportunity led to her start as a Research Manager.

Courtney is happy to call Jackson home given the love of the outdoors she developed growing up in Vermont. A former guide on Mount Rainer in Washington, she enjoys skiing, hiking and mountain biking.

On the Cutting Edge . . .

Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Off-the-Shelf Solar Energy
Home improvement retailer and current large-cap holding Lowe’s has begun stocking solar panels in its California stores as part of a broader plan to introduce them across the country in 2010. While the panels were designed with the weekend do-it-yourselfer in mind, solar installers recommend that homeowners do their research before hoisting a pile of panels into their shopping carts. Going solar requires more than installation, including getting the approval of the local utility and filling out forms for government subsidies that can reduce the system’s cost. Lowe’s operates kiosks near the panels to provide information on applying for rebates.

Professor Aims for a Better Gunsight
A professor at the University of Alabama at Birmingham (UAB) Vision Research Science Center who is an expert marksman combined his two areas of expertise to make aiming a gun a more intuitive experience. Traditional gunsights, which consist of a square post mounted at the shooting end of the gun barrel that shooters align with a notch at the back of the barrel, can take considerable time to master. UAB’s opti-sight consists of a triangle-shaped post at the front of the barrel and a notch at the back in the form of an incomplete triangle, a combination UAB says triggers the subconscious mind’s tendency to fill in the blanks upon seeing a familiar-but-incomplete shape. When a shooter looks through the notch, the brain tells the eye where the triangle’s apex should be, resulting in precise aim.

Colleen Rowley

No matter how sophisticated the process is these days, executing a stock transaction still boils down to a promised deal between two parties. After confirming a trade by phone or electronic network, traders need to quickly refocus their attention on the next trade. It’s Colleen Rowley’s job to ensure the parties we trade with deliver as promised.

The thousands of shares Friess Associates trades each day must be monitored through completion, recorded and allocated to or from the correct portfolio. Colleen manages the trading operations group responsible for the daily trade reconciliation and monthly account reconciliation processes, ultimately accounting for every trade from the firm level down to the individual portfolios we manage.

This “back office” team handles settlement issues with the Depository Trust Co., the clearing house for U.S. equities. They compare electronic trading confirmations to our internal orders to assess the accuracy of the information on a stock, its price and the brokerage house that executed the transaction. They also reconcile transactions for the Brandywine Funds at the end of each day. Their work requires regular contact with the Brandywine Funds’ custodian, U.S. Bank, and the custodial banks of Friess clients.

“Colleen is the kind of adept, detail-oriented person it takes to manage the many moving parts of trading operations,” said Chief Compliance Officer Dave Marky. “Her experience and take-charge attitude contribute to a smooth-running back office and, when a dispute arises, her analytical skills and commitment to accuracy help to quickly resolve the matter.”

Using software specially outfitted for the tasks, the trading operations team also handles client performance calculations and compliance monitoring.

Colleen became part of the Friess trading operations group nearly 12 years ago. Prior to joining your team, Colleen spent six years with J.P. Morgan & Co. on its loan-trading desk in both its New York and Wilmington offices. She earned an undergraduate degree in accounting from the University of Delaware. While working at Friess, Colleen earned a master’s degree in business administration with a concentration in finance from Widener University.

Sushi-Sustaining Aquaculture
Hawaii Oceanic Technology hopes the novel approach it plans to introduce to fish farming will reel in profits while benefiting the ocean ecosystem. The company plans to deploy 50-meter aluminum framed balls covered in Kevlar, through which water passes but predators don’t. Unlike existing cage systems, these Oceanspheres would be untethered, traveling along predetermined routes via thrusters powered by ocean thermal energy conversion similar to technology used in submarines. With 82,500 meters of volume, the balls enable low-density farming, which the company believes will breed healthy farmed fish minus the environmental costs associated with current fish farming methods. The company will start by raising a particularly over-fished tuna popular among sushi diners. In October, Hawaii Oceanic Technology was granted a permit to build what will be the first bigeye tuna farm in the world a few miles off the Big Island.

Images Bring Power to Retinal Implant
Researchers agree that the concept of restoring sight to a person with damaged photoreceptors is straightforward: implant a receptor in the eye and beam video to it. The challenge, however, is indefinitely powering a device implanted at the back of someone’s eye. Researchers at Stanford University are working on a promising solution. The researchers developed a tiny, flexible chip that receives images from a system consisting of a pair of camera-equipped glasses and a pocket PC. Video images are converted into an invisible, near-infrared light that performs the double duty of delivering the images and powering the implant. While the quality of the vision is limited, the success of the dual-purpose single signal represents a significant accomplishment in retinal implant research.

Assessing the Quality of Earnings

The majority of economic forecasts for 2010 suggest a recovery as the year progresses, with near-zero interest rates and rising sales growth helping to push earnings estimates higher. With expectations already elevated and economic conditions sluggish, we expect the quality of earnings results to grow in importance going forward.

Understanding the quality of a given company’s earnings is a critical component of our research process. Our research-driven process is designed to sort out earnings results that reflect improving fundamentals and where consensus estimates don’t fully represent achievable growth. One dollar earned at a company experiencing strong sales and cash flows represents a greater opportunity for us than a dollar earned where revenues fell and, for example, a one-time change in tax liabilities boosted results.

The difference between operating earnings, which exclude things like one-time write offs and non-recurring expenses, and reported earnings, which don’t, has reached a record gap in recent periods. Depending on which measure is used, companies in the S&P 500 Index either earned $39.79 per share or just $7.51 per share in the year ended June 2009. Likewise, year-over-year earnings per share for the index show a decline of 43 percent using operating earnings versus an 85 percent drop using reported earnings.

Amid massive write-downs in the financial sector and restructuring in others, we’re spending additional time scrutinizing nonrecurring operating items and gauging their potential impact on future earnings. We also carefully review balance sheets and income statements, looking at, among other things, changes in accounts receivable, inventories, cash flows, debt levels, pension plan expenses, revenue recognition practices and various profitability and liquidity ratios.

Increasing accounts receivables, for example, may be tied to higher sales, a lengthening of the collections period, incentives to entice early purchases, or some other factor. We cross check our work on inventory levels by visiting stores, distribution centers and manufacturing facilities as well as querying a company’s competitors, suppliers, logistics partners and end-market customers.

The driving force behind our strategy is a team of more than two dozen professionals dedicated solely to research who conduct as many as 100 interviews each day. Their interviews include private company sources that don’t appear on the radar screens of many Wall Street analysts.

We also enlist the outside assistance of public company veterans such as the former Treasurer of Compaq Computer and the former CFO of Intimate Brands whose experience on the management side of the equation is invaluable.

Given the depth of our research staff and the assets that we manage, our researchers can focus on between eight and 12 companies at a time, which affords our research team a coverage ratio that is enviable by industry standards. Our Research Team Leaders average 20 years of industry experience, including 13 years with Friess Associates.

Holdings representing 89 percent of our total assets met or beat earnings expectations in their most recently reported quarter, which is on par with our historical average. We’re optimistic that the high-quality nature of the earnings represented in this statistic will draw greater attention as we move into 2010.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of December 31, 2009, Amazon.com Inc., Atheros Communications Inc., Inverness Medical Innovations Inc., LKQ Corp. and Maxim Integrated Products Inc. represented 2.16, 0.59, 2.45, 0.62 and 2.37 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Amazon.com Inc., Lowe’s Companies Inc. and Target Corp. at 2.64, 2.52 and 2.22 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc., Factset and Thomson (First Call) provide analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks.

Friess Associates, LLC P.O. Box 576 Jackson, WY 83001 (307) 739-9699	Editorial Staff: Chris Aregood and Adam Rieger	Friess Associates of Delaware, LLC P.O. Box 4166 Greenville, DE 19807 (302) 656-3017